Crown Dynamics Corp.
113 Barksdale Professional Center
Newark, DE 19761

May 12, 2011

By Fax and Edgar

Russell Mancuso
Branch Chief - Legal
Securities and Exchange Commission
Fax:  202-772-9349

Re: Crown Dynamics Corp.
Registration Statement on Form S-1 - Amendment No. 2
Filed November 23, 2011
File No. 333-169501

Dear Mr. Mancuso:

Crown Dynamics Corp. (“CDC”) acknowledges receipt of the letter dated December 10, 2010 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").  Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Third Amended Draft") and have tracked all changes in the edgarized document for ease of review.  The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings.  Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments.  Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that CDC is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing.  We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Crown Dynamics Corp.
113 Barksdale Professional Center
Newark, DE 19761

Form S-1 Facing Page

1.
We note your statement that you intend to commence the sale of your securities one month after your registration statement is effective. Please provide us your analysis of how you are eligible to delay your offering consistent with Rule 415.

Response:          Revised.  We have deleted the inappropriate language from the Form S-1 facing page and replaced it with the following:  “Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this Registration Statement.”

Prospectus

2.           Please tell us how you have complied with Regulation S-K item 502(b).

Response:          Revised.  We have revised the end of Part I of the document by adding the following:

“Dealer Prospectus Delivery Obligation

Until ________, 201_, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.”

Prospectus Cover Page

3.
We reissue prior comment 1 because that comment addressed the disclosure on your prospectus cover page, but instead you revised the facing page of your Form S-1.  Also note prior comment 1 asked for you to disclose a date, not merely a time period from which investors must calculate the date.

Response:          Revised.  We have amended Page 2 of the Registration Statement by deleting the date of the prospectus, and the following language has been inserted:  “The offering will commence promptly after the effective date of this Registration Statement and close no later than 180 days after such date.  However, we may extend the offering for up to 90 days following the 180-day offering period.”

Our Company, Page 5

4.	Regarding your disclosure (in response to prior comment 15):

•	Please file as part of your document the linked information as explained in footnote 41 of Release 33-7856.

•
Given your responsibility for your registration statement under the federal securities laws, it is inappropriate to merely assume the accuracy of the information in your document as you mention in this section. Please review accordingly.

Crown Dynamics Corp.
113 Barksdale Professional Center
Newark, DE 19761

Response:	Revised.

•           Any inactive uniform resource locators (URLs) that were in the document were intended solely to provide the source for the information actually included in the document.  There was no intent to incorporate information from any external web site by reference or to include any information from the external websites that did not actually appear in the document.  The internet addresses/URLs were inactive textual references only.  We have revised the document to remove all internet addresses.

•           We have removed all internet addresses from the document, and we have deleted the third paragraph on page 6 of the document.  Please see the Third Amended Draft.

5.	Please highlight in your prospectus summary your statement on page 28 regarding the primary market in which you plan to sell any product you develop.

Response:          Revised.  We have included in the prospectus summary a statement that we initially intend to have products based on our Patent sold in the Israeli market.  Please see page 6 of the Third Amended Draft.

If we are unable to obtain funding for development of a valid prototype, page 10

6.	We reissue comment 4 which asked you to provide us a copy of the analysis and source data.

Response:          Revised.  We have changed our business plan and no longer intend to develop a valid prototype.  Since we intend for our third party licensees to be responsible for developing a prototype, we have deleted Risk Factor No. 3.  Please see the Third Amended Draft.

7.
Please tell us (1) whether you are aware of the extent to which the disclosed cost estimates to develop patents sold to other entities by the person who sold you your patents are similar to your estimates and (2) any known reasons for this similarity.

Response:          We are not aware of the extent to which the disclosed cost estimates to develop patents sold to other entities by the person who sold us our patent are similar to our estimates.

8.
We note your response to prior comment 5; however you continue to refer to “discussions with companies.” It is unclear why you believe such a vague statement provides investors sufficient information to evaluate your disclosure without identifying the companies and filing their consent, Please advise or revise.

Response:          Revised.  Since we have changed our business plan and now intend for our third party licensees to be responsible for developing a prototype, we have deleted Risk Factor No. 3.  Please see the Third Amended Draft.

We may be subject to intellectual property litigation, page 13

9.	Your response to prior comment 6 does not clarify why you are not aware of publicly available data regarding existing patents, therefore we reissue the comment.

Crown Dynamics Corp.
113 Barksdale Professional Center
Newark, DE 19761

Response:          Revised.  We are aware of publicly available data, and have therefore revised Risk Factor No.15 (formerly Risk Factor No. 17) on page 13 of the document as follows:

“Our success will also depend in part on our ability to locate one or more third party licensees to develop a commercially viable product without infringing the proprietary rights of others. Although we have not been notified of any infringement claims, other patents could be filed which would prohibit or limit our third party licensees’ ability to develop and market specialized toothbrushes based on our Patent in the future. In the event of an intellectual property dispute, we may be forced to litigate. Intellectual property litigation would divert management's attention from developing our product and would force us to incur substantial costs regardless of whether or not we are successful. An adverse outcome could subject us to significant liabilities to third parties, and force us to cease operations.”

You will experience difficulties in attempting to enforce liabilities, page 13

10.
It does not appear that you have provided the disclosure requested in prior comment 8. Therefore we reissue the comment. In your revised disclosure, clarify why you believe Israel may not permit lawsuits of judgments based on United States laws and why you believe it is uncertain whether a decision from a United States court would be accepted in Israel.

Response:          Revised. We have revised Risk Factor No. 18 on page 13 of the document to include the following additional disclosure:

“Since all of our officers and Directors are located in Israel, any attempt to enforce liabilities upon such individuals under the U.S. securities and bankruptcy laws may be difficult.

In accordance with the Israeli Law on Enforcement of Foreign Judgments, 5718-1958, and subject to certain time limitations (the application to enforce the judgment must be made within five years of the date of judgment or such other period as might be agreed between Israel and the United States), an Israeli court may declare a foreign civil judgment enforceable if it finds that:

•	the judgment was rendered by a court which was, according to the laws of the State in which the court is located, competent to render the judgment;
•	the judgment may no longer be appealed;
•
the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•	the judgment is executory in the State in which it was given.

An Israeli court will not declare a foreign judgment enforceable if:

•	the judgment was obtained by fraud;
•	there is a finding of lack of due process;
•	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;
•	the judgment is in conflict with another judgment that was given in the same matter between the same parties and that is still valid; or

Crown Dynamics Corp.
113 Barksdale Professional Center
Newark, DE 19761

•	the time the action was instituted in the foreign court, a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

In general, an obligation imposed by the judgment of a United States court is enforceable according to the rules relating to the enforceability of judgments in Israel, and a United States court is considered competent to render judgments according to the laws of private international law in Israel.

Furthermore, Israeli courts may not adjudicate a claim based on a violation of U.S. securities laws if the court determines that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear such a claim, it may determine that Israeli law, not U.S. law, is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact, which can be a time-consuming and costly process.

Since our Directors and executive officers do not reside in the United States it may be difficult for courts in the United States to obtain jurisdiction over our foreign assets or persons and, as a result, it may be difficult or impossible for you to enforce judgments rendered against us or our Directors or executive officers in United States courts. Thus, investing in us may pose a greater risk because   should any situation arise in the future in which you have a cause of action against these persons or us, you may face potential difficulties in bringing lawsuits or, if successful, in collecting judgments against these persons or us.”

The offering price of our common stock could be higher than the market value, page 14

11.
Please reconcile your reference to management’s valuation in this risk factor with your statement under “Determination of Offering Price” on page 15 that there has been no valuation. Provide us a copy of any valuation analysis.

Response:          Revised.  We have revised Risk Factor No. 22 (formerly Risk Factor No. 23) on page 14 of the document as follows:

“22.	The investors may sustain a loss of their investment based on the offering price of our common stock.

The price of our common stock in this offering has not been determined by any independent financial evaluation, market mechanism or by our auditors, and is therefore arbitrary. Because we have no significant operating history and have not generated any revenues to date, the price of our common stock is not based on past earnings, nor is the price of our common stock indicative of the current market value of the assets owned by us. As a result, the price of the common stock in this offering may not reflect how the stock is received on the market. There can be no assurance that the shares offered hereby are worth the price for which they are offered and investors may therefore lose a portion or all of their investment.”

There is no established public market for our common stock, page 14

12.	Please provide us the basis for your disclosure added in your response to prior comment 11; cite all authority on which you rely.

Crown Dynamics Corp.
113 Barksdale Professional Center
Newark, DE 19761

Response:          Revised. We have revised Risk Factor No. 23 (formerly Risk Factor No. 24) on page 14 of the document as follows:

“23.	State securities laws may limit secondary trading, which may restrict the states in which you may sell the shares offered by this prospectus.

If you purchase shares of our common stock sold in this offering, you may not be able to resell the shares in any state unless and until the shares of our common stock are qualified for secondary trading under the applicable securities laws of such state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in such state. Thirty-three states have what is commonly referred to as a “manual exemption” for secondary trading of securities such as those to be resold by selling stockholders under this registration statement. In these states, so long as the issuer obtains and maintains a listing in Mergent, Inc. or Standard and Poor’s Corporate Manual, secondary trading of common stock can occur without any filing, review or approval by state regulatory authorities in these states. These states are: Alaska, Arizona, Arkansas, Colorado, Connecticut, District of Columbia, Florida, Hawaii, Idaho, Indiana, Iowa, Kansas, Maine, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Nebraska, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Rhode Island, South Carolina, Texas, Utah, Washington, West Virginia, and Wyoming. Ten states provide for an exemption for non-issuer transactions in outstanding securities effected through a registered broker-dealer when the securities are subject to registration under Section 12 of the Securities Exchange Act of 1934 for at least 90 days (180 days in Alabama). These states are: Alabama, Colorado, District of Columbia, Illinois, Kansas, Missouri , New Jersey, New Mexico, Oklahoma, and Rhode Island .

We currently do not intend to register or qualify our stock in any state or seek coverage in one of the recognized securities manuals. Because the shares of our common stock registered hereunder have not been registered for resale under the blue sky laws of any state, and we have no current plans to register or qualify our shares in any state, the holders of such shares and persons who desire to purchase such shares in any trading market that might develop in the future should be aware that there may be significant state blue sky restrictions upon the ability of investors to purchase and sell such shares. In this regard, each state's statutes and regulations must be reviewed before engaging in any securities sales activities in a state to determine what is permitted, or not permitted, in a particular state. Nevertheless, we do intend to file a Form 8-A promptly after this registration statement becomes effective, thereby subjecting our stock registered hereunder to registration under Section 12 of the Securities Exchange Act of 1934. Furthermore, even in those states that do not require registration or qualification for the resale of registered securities, such states may require the filing of notices or place additional conditions on the availability of exemptions. Accordingly, since many states continue to restrict the resale of securities that have not been qualified for resale, investors should consider any potential secondary market for our securities to be a limited one.

In addition, at this time we do not know in which states, if any, we will be selling the offered securities or whether our securities will be registered or exempt from registration under the laws of such state.  Our officers reside outside of the United States, and initially they intend to sell the offered securities to foreign investors.  Should they be unsuccessful in selling all of the offered securities to foreign investors, they may seek to locate investors in the United States, in which case, we will then address all applicable state law registration requirements.  In addition, in connection with our intent to have our securities listed on the OTCBB, a determination regarding state law registration requirements will be made in conjunction with those market makers, if any, who agree to serve as market makers for our common stock.  We have not yet applied to have our securities registered in any state, and we will not do so until we receive expressions of interest from investors resident in specific states after they have reviewed our Registration Statement.  We will comply with the relevant blue-sky laws of any state in which we decide to sell our securities.”

Crown Dynamics Corp.
113 Barksdale Professional Center
Newark, DE 19761

13.	Your added statement that your shares “will be freely tradable on the OTC Bulletin Board seems to conflict with the previous sentence of your disclosure. Please clarify.

Response:          Revised.  Please see our response to Comment 12 above and the revised Risk Factor No. 23.

Use of Proceeds, page 14

14.	Please tell us why your disclosure added in response to prior comment 12 does not address all possible payments to your officers and directors

Response:          Revised.  We have revised the last sentence on page 14 of the document to clarify that none of the proceeds will be used to make any payments to our officers and directors:  “None of the proceeds from this offering will be used to pay the salaries or to make any other payments to our officers and directors.”

Dilution, page 15

15.
Regulation S-K Item 506(a) requires that your analysis in the first table begin with net tangible book value per share before the offering, not including the proceeds of the offering as you disclose you have done. Please revise accordingly.

Response:          Revised. We have revised the Dilution Section and the applicable chart on page 15 of the document. Please see the Third Amended Draft

Our Business, page 15

16.	Please tell us whether the inventor mentioned in the third paragraph of his section is an attorney with the same firm as the patent attorneys mentioned in the sixth paragraph.

Response:          Revised.  Illanit Appelfeld is not the inventor of the patented technology.  We have revised the first line of the third paragraph of the section titled “General Development” on page 15 of the document to clarify that Illanit Appelfeld is the seller of the patent, and not the inventor.  Please see the Third Amended Draft.

17.	Please clarify why you would purchase a patent to which you had all right, title and interest according to the first Whereas Clause in Exhibit 10.1

Response:          The first “Whereas” clause in the Patent Transfer and Sales Agreement attached as exhibit 10.1 to the document contains a typo and should state that the “Seller solely owns all right, title, and interest in and to the Patent.”  The Company, as the “Buyer,” did not own all right, title, and interest to the Patent prior to its purchase of the Patent pursuant to the Patent Transfer and Sales Agreement.

Crown Dynamics Corp.
113 Barksdale Professional Center
Newark, DE 19761

18.
We note your response to the fourth and fifth bullet of prior comment 14.  However, your disclosure that:  “To the best of [y]our knowledge, the patent inventor has no other patented technologies for specialized toothbrushes or any intention to sell a similar patent to different parties” does not appear to address those bullet points as to whether the seller sold patented technology regarding the same category of product to other parties.  For example, we note from the website www.patentim.com that Illanit Appelfeld is with the firm Appelfeld Zer Fisher & Weiler and from page 4 of the amended Form S-1 of Dynamic Ventures filed on March 16, 2010 that the Appelfeld Zer Fisher law firm sold to Dynamic Ventures a patented technology for a specialized toothbrush with longitudinal and lateral motion conversions.  Please advise or revise.

Response:          We have revised our response to the fourth and fifth bullets of prior comment 14 as follows:  We purchased the Patent from Illanit Appelfeld, an attorney and representative of the Appelfeld Zer Fisher patent attorney firm.  This firm is involved in the purchase and resale of patents to interested companies that then develop products or commercialize the purchased patents.  When we purchased the Patent from Illanit Appelfeld, we were not aware of any other patents regarding the same category of products sold by the Seller or her firm.  After receiving the Staff Letter, however, we were put on notice that the Appelfeld Zer Fisher patent attorney firm sold a patented technology regarding the same category of product to Dynamic Ventures.  We have since performed an Edgar full-text search covering the last four years and have not uncovered any other patented technology relating to toothbrushes sold by this patent attorney firm.

19.	Regarding your response to the seventh bullet point of prior comment 14, please tell us why you have not disclosed:

•           whether purchasers from the seller of other patented technologies for a toothbrush have been able to commercialize the patent; and

•           whether the purchasers have changed their plans.

In this regard, we note the disclosure on page F-4 of the Form 10-Q of Dynamic Ventures filed on December 6, 2010 that Dynamic Ventures initially intended to engage in the manufacturing and distribution of a non-powered toothbrush that “never materialized and that on August 2, 2010, Dynamic Ventures entered into a share exchange agreement with Bundled Builder Solutions, Inc.

Response:          We have revised our response to the seventh bullet point of prior comment 14 as follows:  When we purchased the Patent from Illanit Appelfeld, we were not aware of any other purchasers of other patented technology for a toothbrush from the Seller or her firm or whether any other purchasers were able to commercialize the patents purchased or changed their business plans.  After receiving the Staff Letter, however, we were put on notice that Dynamic Ventures had purchased a patented technology for a toothbrush from the Appelfeld Zer Fisher patent attorney firm, and that Dynamic Ventures did not commercialize the purchased patent, but instead changed its line of business.  We are not aware of what efforts, if any, Dynamic Ventures made to commercialize the patented technology before deciding to change its line of business.

20.	Regarding the penultimate sentence of the sixth paragraph of this section:

Crown Dynamics Corp.
113 Barksdale Professional Center
Newark, DE 19761

•	Clarify the reference to “any other purchases of other patented technologies” for example it is unclear if you are referring to purchases of any kind of technologies from Illanit Appelfeld.
•	Clarify the difference between “commercialized” patents and those “on the market””
•	Tell us which purchases of other technology are now on the market as you mention in the penultimate sentence.

Response:          Revised.  We have revised the penultimate sentence of the sixth paragraph of the section titled “Our Business” as follows:  “We are not aware of any other purchasers of other patented technologies relating to toothbrushes from the Seller that have commercialized their patents.”

21.	Please tell us what market data was used “from the patent itself” that you referred to in the first sentence of your response to prior comment 16.

Response:          Revised.  We have revised our response to prior comment 16.  No market data was used or obtained from the patent itself; the market data was obtained from publicly available sources.

22.
Please expand your response to prior comment 17 to explain fully whether you need any government approval for your proposed product and whether there are any existing probably government regulations on your business. See Regulation S-K – Item 101(b)(4)(viii)and (ix).

Response:          Revised.  We have revised the document to include on page 19 of the document additional disclosure in a section titled “Existing or Probable Government Regulations” as follows:

“Existing or Probable Government Regulations

The Center for Devices and Radiological Health (CDRH) is the branch of the United States Food and Drug Administration responsible for the premarket approval of all medical devices.  The CDRH splits medical devices into three classes with different regulatory requirements.  Class 1 includes everyday items such as toothbrushes which are unlikely to cause serious consequences if they fail.  Manufacturers of Class I items are required to follow what are called "general controls" which closely match ISO 9000 requirements.  We intend to require our third party licensees to manufacture products based on our Patent in conformance with these general controls.”

General Development, page 16

23.	Please reconcile the disclosure in the penultimate paragraph of this section about a range of one to nine months with the disclosure in the third paragraph on page 20 about nine months

Response:          Revised.  We have revised the document by removing the range of one to nine months reference, and leaving the time of development at nine months to conform to other time estimates in the document.  Please see the Third Amended Draft.

24.	Your response to prior comment 19 about you patent does not provide objective support for your statement in the first paragraph on page 17. We therefore reissue the comment.

Crown Dynamics Corp.
113 Barksdale Professional Center
Newark, DE 19761

Response:          Revised.  We have revised the first paragraph on page 17 of the document as follows:

“However, according to United States Patent 5,799,354, which presents the technology upon which our proposed product will be manufactured, while the concept of providing separate hinged bristle-carrying pads is sound, the particular arrangement proposed in the “Rocker Toothbrush” failed to achieve its goal.”

Business Summary and Background, page 17

25.	Please expand your response to prior comment 20 to tell us about the inventor’s experience in the dental field.

Response:          Revised.  We purchased the patent from a patent attorney firm.  We have had no direct contact with Mr. Ehud Amir, the inventor of the patent, and are not aware of his experience in the dental field.  We have revised the document to include new Risk Factor No. 18 relating to the fact that we did not conduct due diligence regarding the inventor’s experience in the dental field.  Please see the Third Amended Draft.

26.
It is unclear how you response to prior comment 20 addresses the last bullet point of that comment.  Please provide us objective support for your statement that the planned product “should act to achieve better and more healthy toothbrushing” particularly given your disclosure on page 18 that “which brush you use in not the critical factor, but how you use it.”

Response:          Revised.  We do not have objective support for our statement that the planned product should act to achieve better and more healthy tooth-brushing, and therefore we have revised the second paragraph of the Business Summary and Background section on page 17 of the document as follows:  “Crown Dynamic’s design is a non-electric toothbrush which is simple and straightforward to use and of an integral structure, which is expected to be low-cost and simple to produce. If the purpose of the invention is realized, our planned product should achieve better and more healthy toothbrushing by simulating longitudinal brushing even when moving in a lateral direction.”

Contractual Obligations and Concessions, page 19

27.
We note your response to prior comment 21.  Please reconcile the disclosure in this section that you acquired the technology with the disclosure in the first paragraph on page 18 that you licensed the product.

Response:          Revised.  We have corrected the text by deleting the word “licensing,” and replacing it with the word “purchasing.” Please see the Third Amended Draft.

Plan of Operation, Page 20

28.	We reissue comment 23, which sought clarification of your disclosure, not merely a supplemental response.

Crown Dynamics Corp.
113 Barksdale Professional Center
Newark, DE 19761

Response:          Revised.  The estimated timetable takes into consideration the longer period that will be required due to the fact that our directors and officers do not work full time for us.  We have revised the fourth paragraph in the section titled “Plan of Operation” as follows:

“Though we anticipate the prototype and testing to be relatively simple, our Directors are not full-time employees of the company and therefore we anticipate the various stages of development will take nine months because fewer hours per week can be applied to each particular task.  Even those tasks that will not be done by the Directors must still be reviewed and approved by the Directors.”

General Working Capital, page 21

29.
Please clarify how, if you have $36,000 in liabilities as you disclose here and you require $40,000 to cover fees unrelated to development as you disclose on page 15 and in response to prior comment 22, you can develop a prototype if you raise only $30,000 as you disclose here (or $31,500 as you disclose on page 20).

Response:          Revised.  Since we have changed our business plan and now intend for our third party licensees to be responsible for developing a prototype, we have revised our use of proceeds and our plan of operation.   Our total liabilities as of December 31, 2011 were $43,112, but this amount includes $14,922 in shareholder loans which do not have a fixed repayment date, and $21,500 in deferred offering costs which will be paid out of the gross proceeds from the offering.  After paying the $21,500 in deferred offering costs from the gross proceeds, assuming that we are left with $46,690 in net proceeds, we believe that we will have sufficient cash to stay in business for one year.  Our current plan is to use the net proceeds as follows:  $6,690 for existing liabilities, $10,000 for marketing expenses to locate and contract with one or more third party licensees, and $30,000 for reporting and operating expenses.  Please see the Third Amended Draft.

Directors and Executive Officers, page 24

30.
We note your response to prior comment 27.  However, your disclosure about the responsibilities of Mr. Rehavi and Ms. Zehavi to you does not disclose the nature of their responsibilities as “Senior Executive Manager” with “Strauss Ltd.” and “Senior account executive” with “Derech Eretz Ltd.,” respectively.  Therefore we reissue the comment.

Response:          Revised.  We have revised the document to include the following additional disclosure:

“As a Senior Executive Manager, Mr. Rehavi is responsible for working with the corporate management team to oversee the management of the company as a whole. His responsibilities include management of personnel as well as divisional responsibilities. He is also responsible for overseeing the smooth running of various departments. The managers of these departments report to Mr. Rehavi, who in turn reports to the Board of Directors.”

“As a Senior Account Executive, Ms. Zehavi is responsible for all aspects of managing, monitoring, and reporting on the financial activities related to overseeing various projects. For each project she handles, this included working to create the budgetary requirements and limitations and then, once approved, monitoring to confirm adherence to the costs and decisions that went into creating that budget.”

Crown Dynamics Corp.
113 Barksdale Professional Center
Newark, DE 19761

31.
We reissue comment 28. Please describe clearly in your prospectus the specific experience, qualifications, attributes and skills that led to the conclusion that Mr. Rehavi and Ms Zehavi should serve as directors. Merely identifying your directors’ background does not clarify for investors which elements in your disclosure reflect the specific experience, qualifications, attributes, or skills that led to the conclusion that the individuals should serve as directors at this time in light of your business and structure. See Regulation S-K Item 401 (c ).

Response:          Revised.  We have revised the document to include the following additional disclosure for each of Mr. Rehavi and Ms. Zehavi:

“The ability to manage both individuals and departments is the main reason why Mr. Rehavi was chosen as President and Director of our company.”

“The ability to see a project from start to completion, including phased management, goal planning, and monitoring are key factors in Ms. Zehavi’s success and are among many reasons why she was selected for her position with Crown Dynamics.”

Certain Relationships and Related Transactions, page 26

32.	Please disclose the portion of the $12, 972 loan mentioned in the last paragraph that came from each of your officers. Also, disclose when you received the loans from each officer.

Response:          Revised.  We have revised the amount of the loan to $14,922 and have disclosed on page 26 of the document the date of receipt and the amount of the loan provided by each of our officers.  Please see the Third Amended Draft.

Director Independence, page 26

33.	We note your response to prior comment 29. Please state clearly whether your directors are independent in the manner required by Regulation S-K Item 407(a).

Response:          Revised.  We have revised the document to add the following additional disclosure:  “We do not believe that any of our directors currently meets the definition of “independent” as promulgated by the rules and regulations of NASDAQ.”  Please see the Third Amended Draft.

Our Common Stock, page 26

34.	Please disclose the date on which on which your outstanding securities could be sold pursuant to Rule 144.

Response:          Revised.  We have revised page 27 of the document by adding the following additional disclosure:

Crown Dynamics Corp.
113 Barksdale Professional Center
Newark, DE 19761

“As of the date of this prospectus, there are two (2) stockholders of record holding a total of 3,000,000 shares of our common stock.  All of our issued shares of common stock are "restricted securities", as that term is defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act.  All of these 3,000,000 shares are held by our “affiliates”, as such term is defined in Rule 144, and as long as the Company is a non-reporting issuer may be sold in the public market commencing one year after their acquisition (i.e., June 17, 2011), subject to the availability of current public information, volume restrictions, and certain restrictions on the manner of sale.  If the Company becomes a reporting issuer, the holding period is reduced to six months, but the other restrictions remain in place.  Since we have not commenced operations and we have nominal operations and nominal non-cash assets, we are considered an issuer with no or nominal operations and no or nominal non-cash assets, and Rule 144(i) applies to us.  Therefore, our stockholders holding unregistered shares will be unable to use Rule 144 to resell their stock until at least 12 months after we have operations and more than nominal assets.”

35.	Please tell us about when you can make calls and assessments on your stock as mentioned in Article X Section 6 of exhibit 3.2 to your registration statement.

Response:          We can hold shareholders liable for calls on partly paid shares in accordance with Delaware General Corporations Law §156.

Offering Period and Expiration Date, page 29

36.
Your responses to comments 32 and 33 appear to be inconsistent. How could investors have rights as shareholders when they deliver the subscription agreement with funds, if you could reject the subscription 12 days later? Will the investor be a stockholder of your company for those 12 days? Also, does the 12 days begin when the subscription agreement is sent or when you receive it? Please clarify.

Response:  Revised. We have revised the document to clarify that the investors are not shareholders and have no shareholder rights until we accept their respective subscriptions.  In addition, we have revised the document to clarify that the 12 business days commence upon receipt by us.  Please see the Third Amended Draft.

Indemnification for Securities Act Liabilities, page 31

37.	Please tell us which section of your Certificate of Incorporation you are describing in the first sentence of this section. Also tell us why this section does not describe Article XII of your bylaws.

Response:  Revised.  We have revised page 31 of the document to delete the reference to the Certificate of Incorporation and have revised our discussion of indemnification to refer to Article XII of the Bylaws attached to the document.  Please see the Third Amended Draft.

Available Information, page 31

38.
It does not appear that you responded to the second bullet point of prior comment 35. If you intend to file a registration statement to register a class of securities under Section 12 of the Exchange Act, tell us when you plan to file the registration statement; if not, revise to add appropriate risk factor disclosure explaining the significant difference in your reporting obligations under the Exchange Act as a result of this decision, particularly regarding the automatic reporting suspension in Section 15(d) and the applicability of Section 16 and the proxy rules.

Crown Dynamics Corp.
113 Barksdale Professional Center
Newark, DE 19761

Response:  Revised.  We intend to file a Form 8-A promptly after this registration statement becomes effective.  We have revised page 31 of the document to include the following additional disclosure:

“Reports to Security Holders

We will make available to securities holders an annual report, including audited financials, on Form 10-K. While we intend to become a “reporting issuer” under Section 12 of the Securities Exchange Act of 1934 by promptly filing a Form 8-A after this registration statement becomes effective, we are not currently a reporting company.  Nevertheless, upon effectiveness of this registration statement, we will be required to file reports with the SEC pursuant to the Securities Exchange Act of 1934, such as quarterly reports on Form 10-Q and current reports on Form 8-K.”

Financial Statements

39.	Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Response:  Revised.  We have filed audited financials as of December 31, 2010 with the Third Amended Draft.

Exhibits

40.	Please note that the text of your exhibits should not be presented as a graphic or image file. See the last sentence of Regulation S-T Item 304(e). Please re-file your exhibits accordingly.

           Response:  Revised.  We have refiled Exhibit 3.1 and Exhibit 3.2 in the proper format.  Please see the Exhibit 3.1 and Exhibit 3.2 filed with the Third Amended Draft.

Exhibit 10.1

41.	We note your response to prior comment 42. However, it appears that you re-filed the identical exhibit. Therefore, we reissue prior comment 42 to file an accurate and complete exhibit.

Response:  Revised.  We have refiled Exhibit 10.1 in the proper format.  Please see Exhibit 10.1 filed with the Third Amended Draft.

Exhibit 23.1

42.	Please include a currently dated and signed consent from your independent auditors with any amendment of the filing.

Response:  Revised.  We have filed a currently dated and signed consent from our independent registered auditors with the Third Amended Draft.

Crown Dynamics Corp.
113 Barksdale Professional Center
Newark, DE 19761

Exhibit 99.1

43.
We note your revisions in response to prior comment 44; however, it remains unclear why many of the agreements and representations you are requiring investors to make are appropriate. For example, you should not require any representation that implies that, by making the representation, your responsibilities or investors' rights under the Securities Act might be waived;  see Section 14 of the Securities Act. Also, you should not require investors to make representations that are inconsistent with the facts of your transaction; for example, section 4(vi) of this exhibit appears to require investors to represent that this registered transaction is exempt from registration. Please provide us a separate analysis of each agreement and representation that you intend to require from investors, explaining to us why you believe the agreement or representation is appropriate and citing all authority on which you rely.

Response:  Revised.  We have filed a new exhibit in response to this comment.  The new subscription agreement does not include the clauses referring to the risk factors in the Company’s Form S-1.  Please see the Exhibit 99.1 filed with the Third Amended Draft.

*           *           *

We trust that the responses provided above address the issues raised in the Staff Letter.  If you have any questions or require further clarification, please do not hesitate to contact us at Tel: +972-506503520.

Sincerely,

Amir Rehavi, President and Director
Crown Dynamics Corp.

VIA EDGAR
cc:	Tom Jones, Securities and Exchange Commission, Division of Corporation Finance - Edgar